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DRAFT
-----                                                              EXHIBIT 99.1

                                GIFT INSTRUMENT
               CHARITABLE GIFT TO FIRSTFED CHARITABLE FOUNDATION

        FirstFed America Bancorp, Inc., One North Main Street, Fall River, Massachusetts (the "Company"), desires and intends to make a gift of its common stock, par value $.01 per share to FirstFed Charitable Foundation, a nonprofit corporation organized under the laws of the State of Delaware. The purpose of the donation is to establish a bond between FirstFed America Bancorp, Inc., and the communities in which it and its affiliates operate to enable the communities to share in the potential growth and success of the Company and its affiliates over the long term. To that end, FirstFed America Bancorp, Inc. now gives, transfers, and delivers to FirstFed Charitable Foundation__________ shares of its common stock, par value $.01 per share ("Common Stock") for consideration of $.01 per share, or total consideration of $________, subject to the following conditions:

        1. The Foundation shall use the donation solely for charitable purposes in the communities in which the Bank operates in accordance with the provisions of the Foundation's Certificate of Incorporation;

        2. Consistent with the Company's intent to form a long-term bond between the Company and the community, the amount of Common Stock that may be sold by the Foundation in any one year shall not exceed 5% of the market value (measured as of the first business day of each year), of the assets held by the Foundation or such amount as may be necessary to maintain the Foundation's designation as a tax-exempt organization under Section 501(c)(3) of the Internal Revenue Code of 1986 as amended, except that this restriction shall not prohibit the board of directors of the Foundation from selling a greater amount of Common Stock in any one year if the board of directors of the Foundation by three-fourths vote, determines that the failure to sell a greater amount of the common stock held by the Foundation would result in a long-term reduction of the value of the Foundation's assets relative to their then current value that would jeopardize the Foundation's capacity to carry out its charitable purposes; and

        3. The Common Stock contributed to the Foundation by the Company shall, for so long as such shares are held by the Foundation, be considered by the Company to be voted in the same ratio as all other shares of Common Stock of the Company which are voted on each and every proposal considered by stockholders of Company, provided, however, that if this Condition No. 3 is waived by the Office of Thrift Supervision pursuant to Office of Thrift Supervision pursuant to Office of Thrift Supervision Order No. ______, dated ___________, 1996 (a copy of which is attached hereto), then this Condition No. 3 shall become void and of no effect.


Dated: ____________, 1996                    FIRSTFED AMERICA BANCORP, INC.

                                             By:
                                                ---------------------------
                                                Robert F. Stoico
                                                Chairman of the Board, President
                                                  and Chief Executive Officer